20 June 2016

ISSUED ON BEHALF OF RELX PLC AND RELX NV

Transactions in own shares

RELX PLC announces that today, it purchased (through UBS Limited) 140,400 RELX PLC ordinary shares at a price of 1225.4973p per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX PLC holds 85,376,730 ordinary shares in treasury, and has 1,091,567,010 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX PLC has purchased 21,496,950 shares.

RELX NV announces that today, it purchased (through UBS Limited) 125,000 RELX NV ordinary shares at a price of €14.8618 per share. The purchased shares will be held as treasury shares. Following the above purchase, RELX NV holds 76,395,394 ordinary shares in treasury, and has 972,747,835 ordinary shares in issue (excluding treasury shares). Since 4 January 2016 RELX NV has purchased 19,282,000 shares.